ELECTRIC POWER DEVELOPMENT CO., LTD.
15-1 Ginza 6-chome
Chuo-ku, Tokyo 104-8165, Japan

November 17, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 82-34827
Electric Power Development Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents for which English language versions or summaries are required to be submitted pursuant to Rule 12g3-2(b). Brief descriptions of documents for which no English language version, translation or summary has been prepared are set forth in Annex B.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai, Andrew W. Winden or Benjamin J. Curran of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Electric Power Development Co., Ltd.

By [signature]

Name: Toshifumi Watanabe
Title: Department Director / Corporate Planning & Administration Dept.

(Enclosures)

cc: Izumi Akai, Esq.
Andrew W. Winden, Esq.
Benjamin J. Curran, Esq.
(Sullivan & Cromwell LLP)

Annex A

p.4 Tab A: Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

p.4	1	Revision of hydroelectric power and transmission contract rates	September 30, 2005
p.5	2	Interim Financial Statements (unaudited), for the Six Months Ended September 30, 2005	November 7, 2005

p.36 Tab B: Press Releases Released to the Public (August 30, 2005 to present)

September 30, 2005
J-POWER (Electric Power Development Co., Ltd.)

Revision of hydroelectric power and transmission contract rates

Our company has agreed with the relevant electric companies to lower the rates in the hydroelectric power and transmission contracts and to apply the new rates beginning October 1st of the current year.

The value of the reduction resulting from the rate revision is ¥ 17 billion (annual basis), which corresponds to approximately 9 % of the hydroelectric power and transmission contract rates.

This rate revision is based on the economic conditions of low interest rates and consumer price stability in recent years as well as the business environment of electric power deregulation and the resulting increase in competition. It is also a result of our company's efforts to make business operations more efficient.

While the current rate revision is to cause a decrease of about ¥ 8.5 billion in income and profit during the year ending March 31, 2006, our full-year forecasts have not been changed since the rate decrease was already incorporated into the forecasts for the current year, which were announced in May.

Reference

The full-year forecasts are for the year ending March 31, 2006 (announced in May 2005).

Unit : million yen

	Operating Revenues	Ordinary Income	Net Income
Consolidated	approximately 578,000	approximately 55,000	approximately 36,000
Non-Consolidated	approximately 525,000	approximately 43,000	approximately 28,000

(Summary English translation)

Interim Consolidated Financial Statements (Unaudited)

(for the Six Months Ended September 30, 2005)

November 7, 2005

Electric Power Development Co., Ltd. (J-POWER)
Address : 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange : Tokyo Stock Exchange 1st Section
Code No. : 9 5 1 3
(U R L http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Akira Takano, IR Group Leader, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211
Adoption of US Accounting Standards: None

1. Business Performance (From April 1, 2005 to September 30, 2005)

(1) Results of Operations (Rounded down to the nearest million yen)

	Operating Revenues	Operating Income	Ordinary Income
	Unit : million yen %	Unit : million yen %	Unit : million yen %
Six months ended Sep.30, 2005	305,417 (4.6)	54,506 (△22.7)	38,235 (△16.4)
Six months ended Sep.30, 2004	291,892 (5.4)	70,518 (△ 7.7)	45,748 (48.3)
Year ended Mar.31, 2005	594,375	111,885	57,093

	Net Income	Net Income per Share	Fully Diluted Net Income per Share
	Unit : million yen %	yen	yen
Six months ended Sep.30, 2005	23,790 (△19.6)	171.39	—
Six months ended Sep.30, 2004	29,604 (53.2)	213.27	—
Year ended Mar.31, 2005	35,559	255.01	—

(Notes)

① Investment profit and loss in the equity method :
Six months ended Sep.30, 2005 : 386 million yen
Six months ended Sep.30, 2004 : 87 million yen
Year ended Mar.31, 2005 : △1,311 million yen

② Average number of shares outstanding :
Six months ended Sep.30, 2005 : 138,807,357 shares
Six months ended Sep.30, 2004 : 138,808,000 shares
Year ended Mar.31, 2005 : 138,807,912 shares

③ Changes in accounting methods : Yes (Change in the method of depreciation of fixes assets in the electric power business.)

④ Figures in brackets are changes in percentage from the previous periods.

(2) Financial Position (Rounded down to the nearest million yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Unit : million yen	Unit : million yen	%	yen
Six months ended Sep.30, 2005	1,996,984	410,371	20.5	2,956.42
Six months ended Sep.30, 2004	2,049,225	383,156	18.7	2,760.34
Year ended Mar.31, 2005	2,021,655	391,327	19.4	2,818.04

(Notes) Number of shares outstanding :
Six months ended Sep.30, 2005 : 138,807,201 shares
Six months ended Sep.30, 2004 : 138,808,000 shares
Year ended Mar.31, 2005 : 138,807,519 shares

(3) Statements of Cash Flows (Rounded down to the nearest million yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of period
	Unit: million yen	Unit: million yen	Unit: million yen	Unit: million yen
Six months ended Sep.30, 2005	77,335	△22,483	△ 47,942	37,674
Six months ended Sep.30, 2004	79,147	△19,552	△ 68,494	21,010
Year ended Mar.31, 2005	172,637	△60,586	△111,798	30,221

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries : 20

Number of non-consolidated subsidiaries accounted for by the equity method : 0

Number of affiliates accounted for by the equity method : 31

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated	(New) :	2	(Exception) :	0
Equity Method	(New) :	16	(Exception) :	0

2. Forecast for the Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income
	Unit : million yen	Unit : million yen	Unit : million yen
Annual	610,000	55,000	36,000

(Reference) Projected net income per share (Annual) : 259.35 yen

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

Corporate Group

The J-POWER Group is comprised of J-POWER (Electric Power Development Co., Ltd.), 48 subsidiaries, and 51 affiliated companies (as of September 30, 2005). Its main business is the supply of electric power. The group's "other businesses" are composed of "electric power related businesses" and "diversified businesses". Electric power related businesses complement the electric power business and contribute to the smooth and efficient implementation of the electric power business. Diversified businesses utilize the management resources and expertise of the J-POWER Group.

The following two business segments are consistent with the business segment classifications in the section titled Segment Information.

Electric Power

J-POWER is engaged in a wholesale power business involving the supply of electricity to Japan's ten EPCOs, the regional general electric utilities that supply electricity to general retail customers, from the hydroelectric, thermal and other types of power plants owned by the company. In addition, we are engaged in power consignment, which involves providing transmission and transformation facilities that J-POWER owns to nine EPCOs, the exception being Okinawa Electric Power Co., Inc. The main features of each type of facility are as follows.

Hydroelectric generation: Following the Company's establishment, we developed large-scale hydroelectric power plants. We own hydroelectric power generation facilities with a total generation capacity of 8,551MW. These facilities are capable of handling changes in power demand rapidly. Consequently, they are used primarily during the daytime when there is an increase in power demand.

Thermal generation: We specialize in coal-fired thermal power, and own the largest coal-fired thermal power facilities in Japan, with a total generation capacity of 7,812MW. Due to the low cost per calorie of foreign coal relative to other fossil fuels and to its being used as the resource that supports the primary portion of power demand, we can say that facility usage efficiency is high and that it this is a highly economical source of electricity.

Transmission: We own core transmission lines (with a total length of 2,408 kilometers) that link the supply regions of the 9 EPCOs. These include lines between Hokkaido and Honshu, Honshu and Shikoku, and Honshu and Kyushu. We also own frequency converter station that links areas with differing frequencies Eastern and Western Japan.

In addition, J-POWER's subsidiaries and affiliated companies are engaged in wind power generation, the wholesale supply of electric power to EPCOs by independent power producers, or IPPs, and the wholesale supply of electric power to companies that supply electricity to power producers and suppliers, or PPSs.

Principal affiliates:

Bay Side Energy Co., Ltd., Green Power Kuzumaki Co., Ltd., Green Power Setana Co., Ltd., Dream-Up Tomamae Co., Ltd., Green Power Aso Co., Ltd., ITOIGAWA POWER Inc., Nagasaki-Shikamachi Wind Power Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., J-Wind TAHARA Ltd., and Ichihara Power Co., Ltd.,

Other Businesses

Electric power-related businesses:

We are engaged in businesses that complement the electric power business and contribute to its smooth and efficient implementation.

Design, construction, and maintenance of facilities

Design, construction, inspection and maintenance, and repair of electric power facilities such as power plants, as well as port operation relating to fuel and coal ash

Supply of fuel for power generation

Coal mine development, coal importation and transportation

Services

Management of welfare facilities, computing services, etc.

Diversified Businesses

Utilizing the group's management resources and expertise, J-POWER Group is engaged in the business of investing in overseas power generation, new power businesses in Japan such as waste-fueled power generation and co-generation, environmental businesses such as overseas afforestation, telecommunications businesses, and domestic and overseas engineering and consulting.

Principal affiliates:

JPOWER GENEX CAPITAL Co., Ltd., JPec Co., Ltd., JPHYTEC Co., Ltd., Kaihatsu Denshi Gijutsu Co., Ltd., EPDC CoalTech and Marine Co., Ltd., Kaihatsu Sekkei Consultant Co., Ltd., J-POWER RESOURCES Co., Ltd., J-POWER AUSTRALIA PTY. LTD., JP Business Service Corporation, and J-Power Investment Netherlands B.V.

The following diagram illustrates the business structure of the J-POWER Group.

Business Structure of J-POWER Group

Customers

Supply electric power

Electric Power Business

Wholesale power business	Filing company Electric Power Development Co., Ltd. (J-POWER)	
	Subsidiaries	**Affiliates**
Other electric power businesses	◎Bay Side Energy Co., Ltd. *1 ◎Green Power Kuzumaki Co., Ltd ◎Green Power Setana Co., Ltd. *1 ◎Dream-Up Tomamae Co., Ltd. ◎Green Power Aso Co., Ltd. ◎ITOIGAWA POWER Inc. ◎Nagasaki-Shikamachi Wind Power Co., Ltd. ◎Nikaho-kogen Wind Power Co., Ltd. ◎J-Wind TAHARA Ltd. ◎Ichihara Power Co., Ltd. 1 other company	○Mihama Seaside Power Co., Ltd.*2 ○TOSA POWER Inc.*2 ○GENEX Co., Ltd. J-Wind TOKIO Co., Ltd.

Provide goods and services

Other Businesses

Provide goods and services

		Subsidiaries	Affiliates
Electric power-related	Management of affiliates	◎JPOWER GENEX CAPITAL Co., Ltd.	
	Facility design, construction, and maintenance	◎JPec Co., Ltd. ◎JPHYTEC Co., Ltd. ◎Kaihatsu Denshi Gijutu Co., Ltd. ◎EPDC CoalTech and Marine Co., Ltd. ◎Kaihatsu Sekkei Consultant Co., Ltd. 12 other companies	Vestech Service Corporation*3 Nishi Kyushu Kyodo Kowan Co., Ltd. Tachibana Karyoku Kowan Service Co., Ltd. Central Power Transmission Construction Co., Ltd.
	Fuel and equipment & materials supply	◎J-POWER RESOURCES Co., Ltd. ◎J-POWER AUSTRALIA PTY. LTD. 4 other companies	
	Services	◎JP Business Service Corporation 1 other company	
Diversified businesses	International businesses	◎J-Power Investment Netherlands B.V. J-POWER North America Holdings Co., Ltd. J-POWER USA Development Co., Ltd. J-POWER INVESTMENT U.K. LTD. 1 other company	○Gulf Electric Public Co., Ltd. ○TLP Cogeneration Co., Ltd.*2 ○Thaioil Power Co., Ltd. ○SEC HoldCo, S.A. ○CHIAHUI POWER CORPORATION ○CBK Netherlands Holdings B.V.*2 ○CBK Power Co., Ltd *2 24 other companies*4
	Environment and energy	Omuta Plant Service Co., Ltd.	Omuta Recycle Power Co., Ltd. Kanamachi Purification Plant Energy Service Co., Ltd. 5 other companies
	Telecommunications	Japan Network Engineering Co., Ltd.	Kawagoe Cable Vision Co.,Ltd.
	Other	Kaihatsu Hiryo Co., Ltd. Epure Co., Ltd. 2 other companies	Okutadami Kanko Co.,Ltd. ASHCRETE CORPORATION 2 other companies

◎ Consolidated subsidiary ○ Equity method affiliate
No indicator: Non-consolidated subsidiary or non-equity method affiliate

Note: Companies that operate businesses in several business segments are listed in their main business segment.

*1 The company was a consolidated subsidiary starting with the current consolidated accounting year.
*2 It was an equity-method affiliate starting with the current consolidated accounting year.
*3 Wind α Corporation changed its name to Vestech Service Corporation on July 1, 2005.
*4 Included in the 24 other companies are 21 equity-method affiliates. (Of these 21 equity-method affiliates, 11 are being accounted for under the equity method as of this consolidated interim term.)

The following changes occurred in the principal affiliated companies during the interim consolidated accounting period of the fiscal year ending March 31, 2006.

As of this current consolidated interim period, Bay Side Energy Co., Ltd. and Green Power Setana Co., Ltd., which had been non-consolidated subsidiaries designated as important companies in J-POWER's medium- to long-term strategy, have been included as new consolidated subsidiaries. In addition, 11 other affiliates including TOSA POWER Inc., Mihama Seaside Power Co., Ltd., TLP Cogeneration Co., Ltd., CBK Netherlands Holdings B.V., and CBK Power Co., Ltd., which had not previously been accounted for under the equity method, are now included as equity-method affiliates.

Management Policies

1. Basic Management Policies

On the basis of J-POWER's corporate philosophy of "aiming to ensure constant supplies of energy to contribute to the sustainable development of Japan and the rest of the world," we are striving to actively expand our business with a focus on the energy and environmental sectors. As reforms in the electric power industry are creating a more challenging business environment, we are also working to enhance the competitiveness of our wholesale power business and expand into new areas of business in an effort to become a stable growth company that is appealing to our stakeholders.

J-POWER aspires to achieve fair and transparent management, increase enterprise value through the foregoing activities, and meet the expectations of its various stakeholders.

2. Basic Policy on Profit Distribution

J-POWER recognizes the need to strengthen its financial position, and our basic policy on profit distribution is to continue paying a stable dividend while at the same time increasing internal reserves to enhance the company's fundamentals.

Internal reserves will be used to reduce interest-bearing debt and invest in new business in an effort to continue raising enterprise value.

We plan to review our basic approach to profit distribution in light of changes in the business environment as well as the status of our investments for growth and efforts to strengthen our financial position.

3. Business Environment and Current Challenges

(1) Business Environment

J-POWER achieved full privatization as a result of listing its shares on the First Section of the Tokyo Stock Exchange in October 2004, one year since the repeal of the Electric Power Development Promotion Law, which formed the basis of the company's founding.

Japan's electric power industry faces a major turning point in the trend toward deregulation due to an expansion in the scope of deregulation in the retail electricity market and the launch of the Japan Electric Power Exchange in April 2005. We expect competition in the electric power industry to grow more intense as a result of these changes.

J-POWER and the J-POWER Group are taking the following initiatives in response to this business environment.

(2) Enhancing Competitiveness of Wholesale Power Electricity Business and Maintaining Steady Growth

In light of changes in the business environment, in its main wholesale power business J-POWER seeks to raise profitability by enhancing the competitiveness of existing facilities through cost reductions. As part of the Third Phase of the Restructure Plan initiated in fiscal 2001, we have been working to reform the group's management structure, enhance employee efficiency, reduce costs, strengthen our financial position, and achieve other plan objectives as we approach the final year of the plan in fiscal 2005.

For new facilities, we have already commenced construction of the Isogo New No. 2 thermal power plant in Kanagawa Prefecture under the government approval in August 2005. The new 600-megawatt facility is scheduled to begin commercial operation in July 2009. Additionally, the government is currently conducting a safety review of our plans for the Oma nuclear power plant in Aomori Prefecture. We plan to begin building the 1,383-megawatt facility in August 2006 and commence commercial operations in March 2012. We aim to achieve optimal financing for these major capital expenditures by maintaining construction schedules, reducing construction costs, and appropriately allocating cash flow in raising funds.

(3) Stepping Up Efforts in New Electric Power Businesses and New Areas of Business

In its domestic electric power business J-POWER has participated in three wholesale power supply projects to provide 520 megawatts of power to EPCOs through IPPs and three wholesale power supply projects to provide 320 megawatts to PPSs. J-POWER is trading on wholesale power markets such as the Japan Electric Power Exchange, which commenced operations in April 2005.

In our overseas power generation business we are participating in 14 IPP projects in five countries and regions, primarily Asia, where high growth in electric power demand is anticipated. Commercial operations have commenced at 12 of these 14 projects and the output is 2,830 megawatts. Going forward, we aim to develop our overseas power generation business into a second piller while appropriately managing risk.

J-POWER is involved in developing wind power energy as a part of its efforts to create new businesses. Seven wind power plants are now operating commercially while two others are still under construction. These facilities will have a combined output of 210 megawatts. We are also looking to create new profit sources in other areas of business by leveraging the J-POWER Group's core operational and technological competencies developed during a half century of conducting business both in Japan and overseas.

(4) Responding to Global Warming Issues

As the owner of several coal-fired thermal power plants, J-POWER is engaged in a wide range of activities to address the problem of global warming. In addition to steady progress on the Oma nuclear power plant, which will provide a carbon dioxide-free source of power, we are also developing wind power, waste power generation, and coal gasification technology and are pursuing projects overseas to give shape to flexibility measures in the Kyoto Protocol, such as Joint Implementation[1] and the Clean Development Mechanism[2].

(5) Management Targets

J-POWER has set management targets in "the FY 2005 J-POWER Group Management Plan" with the aim of achieving the objectives outlined in sections (2) through (4) above. The entire J-POWER Group is working together to enhance its profit-earning capacity by raising efficiency and to continuously increase enterprise value by expanding its business in areas with growth potential.

- Consolidated ordinary income: Over ¥55 billion average from fiscal 2005 to fiscal 2007
- Consolidated equity ratio : 23% at the end of fiscal 2007
- Group employees : 6,000 employees at the end of fiscal 2005

4. Corporate Governance

(1) Basic concept for corporate governance

The J-POWER Group has undertaken various initiatives in recognition of the extreme importance of enhancing corporate governance, ensuring strict compliance in promoting the long-term development and corporate worth of the company, and in earning the trust of J-POWER's various stakeholders.

(2) Implementation of Corporate Governance Measures

J-POWER has adopted an auditing framework. Details on J-POWER's corporate governance structure and internal control system are shown below.

---

[1] The Joint Implementation is a mechanism that allows advanced countries to jointly implement projects to reduce emissions, or remove carbon from the atmosphere and for the investing countries to earn credits from the emission reductions to help achieve their numerical targets.

[2] The Clean Development Mechanism allows advanced and developing countries to jointly implement projects to reduce greenhouse gases in the developing country and for the advanced country to earn credits for a portion of the reductions achieved.


Shareholders' Meeting
Appointment/Dismissal
Appointment/Dismissal
Board of Directors
Executive Committee
President & CEO
Executive Directors
Internal Audit & Legal Office (Compliance consultation point)
Internal organizations
Audit of operations and accounts
Audit of operations Audit of accounts
Board of Corporate Auditors
Corporate Auditors
Corporate Auditors' Office
Appointment/Dismissal
Independent Auditors
Compliance Action Committee
Disclosure Committee

(i) Company bodies

Twelve directors are appointed to the Board of Directors, which meets, in principle, once a month. Additional meetings are also held as needed.The Executive Committee, which are attended by all directors, are held, in principle, once a week to discuss matters being considered by the Board of Directors, as well as matters relating to the overall administrative policies of J-POWER's management and important matters concerning the management of the company. This contributes to swift and precise decision-making and efficient company management.

Three corporate auditors, one of whom is an outside auditor, are appointed. They attend meetings of the Board of Directors and the Executive Committee and present their views at these meetings. The auditors also conduct hearings with the directors of their duties and investigations on the operations and assets of the various company institutions and major subsidiaries. Furthermore, auditing functions are fully provided for through the Auditing Office (consisting of nine staff), which was established to assist the auditors. The corporate auditors, independent auditors and internal auditing section work in close cooperation with each other in corporate accounting matters, including the preparation of audit plans and reports on auditing results.

(ii) Organization of an internal control framework

J-POWER aims to be thorough in its awareness of risk in company activities as well as in its policies for the avoidance of such risk through checks and balances in the decision-making process, and through deliberations by various committees. A general risk control system in operation at all times also minimizes the effects of risk should it become manifest.

Internal auditing is provided for through the Internal Audit and Legal Office consisting of 10 persons has been established as a body attached to the president's office to undertake internal auditing with respect to the administration of business. In addition, self-auditing of business operations by each of the company's bodies ensures that business is conducted appropriately.

Furthermore, to promote compliance, we have prepared the Compliance Code to provide more specific standards for behavior for individual employees, including managers, in carrying out their duties. In addition, we have established a Compliance Action Committee, chaired by the president, as an organization to examine compliance measures for the entire

company and to promptly handle breaches in compliance and prevent their recurrence. Furthermore, we have established a Compliance Consultation Office as a venue for employees to discuss any compliance issues that they might confront.
We have also established the Disclosure Committee with the president as chairman, in an effort to improve the transparency and accountability of company activities. This committee ensures the proactive, fair and transparent disclosure of information on the company at the appropriate time.

(iii) Auditing of Accounts
J-POWER undergoes account auditing in accordance with the Commercial Code Special Measures Law and the Securities and Exchange Law and has contracted with Ernst & Young Shin Nihon to provide the necessary independent auditing services. These auditing operations are undertaken by two certified public accountants appointed by Ernst & Young Shin Nihon, Nobutaka Motohashi and Satoshi Tamai. Additional assistance is provided by four certified public accountants and five junior accountants.

(3) Summary of personal relations, capital relations, trade relations or other interests between the company and the outside auditor
There is no particular interest between the outside auditor and J-POWER.

(4) Initiatives undertaken during the current consolidated interim period for the establishment of corporate governance
Meetings of the Board of Directors and Executive Committee have been held in accordance with Company principles, and both boards have undertaken adequate deliberation.

5. Matters Related to the Parent Company

J-POWER does not have a parent company.

Operating Results and Financial Standing

1. Operating Results

(1) Overview of the Current Interim Period

①Quantity of Power Sold by the Electric Utilities

Electric power demand in Japan during the current consolidated interim period was characterized by firm orders for large-lot power, particularly for machine industries, against a backdrop of mild signs of an economic recovery. With consumer demand also exceeding the level of the previous year, results surpassed those of the same period for the previous year. The increase, however, was slight.

Electric power sales for wholesale power businesses (J-POWER) for the current consolidated interim period for hydroelectric and thermal power combined rose 1.4% to 30.8 billion kWh in comparison with the corresponding interim period for the year prior. In contrast to a plentiful water supply during the previous consolidated interim period, the current period was characterized by drought conditions (with the water supply rate falling from 113% to 92%). The results for hydroelectric power fell accordingly by 18.8% to 5.2 billion kWh. High operation rates at power stations also resulted in a year-on-year interim consolidated period increase for thermal power generation. It increased 6.8% to 25.6 billion kWh.

Power sold by other electric utilities increased due to the full-year operation of three wind-powered electric companies, including Dream-Up Tomamae Co., Ltd. This was added to output from ITOIGAWA POWER Inc., Nikaho-Kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., and Ichihara Power Co., Ltd., which were already in operation during the previous consolidated interim period. Power sold by Bay Side Energy Co., Ltd., newly consolidated as of the current interim period, resulted in an increase of 199.5% over the previous interim period to 0.8 billion kWh. This was an increase in sales for electric utilities of 3.2% over the previous consolidated interim period to a total of 31.6 billion kWh.

② Overview of Income and Expenditures

Sales (operating revenues) for the current interim consolidated period were 305.4 billion yen, up 4.6% on the same period for the year prior, due to the high operating level of the thermal power plants belonging to the company's wholesale electric power business. This was also due, in the case of other electric power businesses, to the posting of sales by Bay Side Energy Co., Ltd. (operations commenced in April 2005), which was included in consolidated results. Ordinary revenues for the interim period, including non-operating revenues, were 308.2 billion yen, up 4.8% on the same period for the year prior. On the other hand, in spite of a decrease in personnel, there was a year-on-year increase of 13.3%, bringing operating costs to 250.9 billion yen. This resulted from the high level of operations at thermal power plants and the associated higher fuel costs, repair cost for hydropower plants as well as higher depreciation costs caused by a change in depreciation methods used in the Matsuura and Tachibanawan Thermal Power Plants. As stated above, the change in depreciation methods from a straight-line method to a declining-balance method was included in the factors contributing to the increase. However, this change will contribute to enhancing the J-POWER financial position. Also, factors such as lower interest expenses reduced year-on-year non-operating expenses for the period by 29.0% to 19.1 billion yen. Total ordinary expenses, however, rose to 270 billion yen for the period, a year-on-year increase of 8.8%.

As a result of the above, ordinary income for the period finished at 38.2 billion yen, a 16.4% decrease over the corresponding period of the previous year. Because the reversal of reserve for fluctuation in water levels due to drought conditions, quarterly net profits finished at 23.8 billion yen, a reduction of 19.6% over the corresponding period of the previous year.

An overview of income and expenditure itemized by business segment is shown below.

(Electric Utilities)

Electric utility operating revenues for the consolidated interim period rose 3.7% on the same period of the previous year to 287.2 billion yen, resulting from high operation rates at thermal power stations that supply wholesale electric power (J-POWER), increased revenues due to the inclusion of Ichihara Power Co., Ltd. ,Dream-Up Tomamae Co., Ltd. and three other companies for the entire period, and sales by the newly consolidated Bay Side Energy Co., Ltd.

On the other hand, electric utility operating costs for the period rose 13.6% over the same period of the previous year to 230.5 billion yen. Despite lower personnel and other costs, for the wholesale electric power business, fuel costs rose as a result of the high operation of the thermal power plants as well as repair cost for hydropower plants rose. And higher depreciation expenses resulted from changes in the method for depreciation used by the Matsuura and Tachibanawan Thermal Power Plants. At the same time, there were increased operating costs for other electric power business, such as the newly consolidated Bay Side Energy Co., Ltd. and other electric power businesses.

(Other Business)

Operating revenue for other businesses during the period totaled 18.2 billion yen, up 21.0% on the corresponding period for the previous year. In spite of a decrease in incidental business operating revenues for the company, there was an increase in sales to outside the group by consolidated subsidiaries.

On the other hand, the operating expenses of other businesses rose 10.5% over the same period last year, to 20.4 billion yen. This was due to an increase in incidental business operating expenses as well as higher sales costs associated with higher sales to outside the group by consolidated subsidiaries.

③Dividends

At today's meeting of the Board of Directors, a decision was made to provide an interim dividend of 30 yen per share which initiate from the current period.

(2) Outlook for this fiscal year

Electric power sales for hydroelectric power are expected to fall 17.9% on the corresponding previous period to 9.2 billion kWh, and for thermal power to rise by 5.1% over the previous period to 51.8 billion kWh

Consolidated sales are expected to rise by 2.6% over the previous interim period to 610 billion yen, while non-consolidated sales for J-POWER are also expected to increase 1.3% over the previous interim period to 554 billion yen. Ordinary income on a consolidated basis are expected to fall 3.7% to 55 billion yen over the previous period, while non-consolidated ordinary income for J-POWER are expected to finish at 43 billion yen, down 9.3% on the previous period.

2. Financial Standing

(1) State of Assets, Liabilities and Equity

While fixed assets increased due to the impact of the consolidation of Bay Side Energy Co., Ltd. and Green Power Setana Co., Ltd., newly consolidated from the current interim period, a decrease of 41.5 billion yen as a result of depreciated asset value in comparison with the end of the previous consolidated fiscal year. Asset value became 1.8485 trillion yen. Total assets, a figure arrived at by combining fixed assets and current assets, fell by 24.7 billion yen from the end of the previous fiscal period to 1.997 trillion yen.

Total liabilities decreased by 43.6 billion yen from the end of the previous fiscal period to 1.5855 trillion yen at the end of this interim period mainly due to the repayment of loans and bonds. Of this, consolidated liabilities decreased 38.5 billion yen from the pervious consolidated fiscal period, finishing at 1.4595 trillion yen.

Total equity at the end of this interim period showed an increase of 19 billion yen from the end of

the previous consolidated fiscal period, totaling 410.4 billion yen.

(2) Consolidated Cash Flow Status

The balance of cash and cash equivalents at the end of the consolidated interim period was characterized by revenues of 77.3 billion yen as a result of operating activities. There were expenditures, however, of 22.5 billion yen due to investment activities, including the acquisition of fixed assets. Also, there was 47.9 billion yen in expenditure for financing activities. Combining the increase of 0.6 billion yen brought about by the new consolidation of companies and foreign currency translation adjustment, and the balance of 30.2 billion yen from the end of the previous fiscal period resulted in a balance of 37.7 billion yen at the end of the period.

<Cash flows from operating activities>

Cash flows generated from operating activities were characterized by an increase in retained earnings due to an increase in depreciation expenses and the like. However, an increase in the amount of corporate income tax payable resulted in a 1.8 billion yen (2.3%) fall on the previous interim period, bringing the balance to 77.3 billion yen for the current interim period.

<Cash flows from investing activities>

Cash flow generated by investment activities increased 2.9 billion yen (15.0%) over the prior interim consolidated period, amounting to 22.5 billion yen. Factors that impacted this amount were the construction of the Oma Nuclear Power Plant, higher construction costs for the newly consolidated Bay Side Energy Co., Ltd., as well as capital outlays for the CBK hydroelectric project.

<Cash flows from financing activities>

Cash flow generated from financing activities was characterized by an increase in expenditure due to the redemption of corporate bonds (including DA) and repayment of loans. However, an increase in proceeds due to the issue of corporate bonds caused the net outflow to fall by 20.6 billion yen (30.0%) relative to the same period during the previous year. This resulted in a net outflow of 47.9 billion yen.

(3) Trends in Cash Flow Indicators

	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006 Interim
Equity ratio	6.6%	7.7%	17.3%	19.4%	20.5%
Market value-based equity ratio	—	—	—	22.7%	26.3%
No. of years required to redeem liabilities	10.0	11.3	8.9	8.7	9.4
Interest coverage ratio	2.9	1.9	2.1	3.3	4.2

Notes: Equity ratio: Shareholders' equity / total assets
No. of years required to redeem liabilities: Interest-bearing liabilities / operating cash flow
Interest coverage ratio: Operating cash flow / interest payments

- Each indicator is calculated using consolidated basis financial figures.
- Interest-bearing liabilities include bonds and long-term loans (both including liabilities due within one year), as well as short-term loans and commercial paper. In addition, interest payments are calculated from the amount of interest paid on the consolidated cash-flow statement.
- The calculation of the number of years required to redeem liabilities for the current interim period is calculated by doubling the amount of operating cash flow.

* Market value-based shareholders' equity is omitted prior to fiscal 2003 because J-POWER listed its shares on the Tokyo Stock Exchange on October 6, 2004.

3. Business Risk

This section discusses the main potential risks related to J-POWER's financial position, business results, future business operations and other matters. From the perspective of actively disclosing information to investors, this section also provides information to help investors understand business and other risks that the company does not necessarily consider significant. Statements about future matters are based on judgments at the time of this report's publication on November 7, 2005.

(1) Impact of Electric Power Deregulation on J-POWER's Prices and Business

J-POWER derives most of its operating revenues from wholesale power supply to Japan's 10 EPCOs. Amid deregulation in the retail power sector, the EPCOs have been reducing their retail electricity rates. However, because our fees are calculated on a fair cost plus fair return on a capital basis, we are not directly affected by the reduction in retail electricity rates. Nevertheless, EPCOs have been calling for a reduction in our fees, and if further deregulation results in a significant reduction in our fees, it could potentially have a material adverse effect on the results of our operations.

Furthermore, wholesale power trading on the Japan Electric Power Exchange commenced in April 2005. J-POWER is currently trading in the wholesale power markets. Although we do not expect a large amount of electricity to be traded on the exchange in the near term, an increase in the importance of exchange-traded power prices as a price indicator could potentially have an indirect effect on our fee levels. If the fees set in agreements between J-POWER and EPCOs are higher than price indicators, this could potentially have a material adverse effect on the results of our operations.

(2) Delay or discontinue of our current power plant construction

Lower growth in electricity demand in recent years has prompted EPCOs to postpone or cancel new power plant development and to shut down inefficient thermal power plants on a long term or permanent basis. We have also postponed the start of commercial operations or cancelled the planned construction of power plants to supply EPCOs based on consultations with our EPCO clients. The cancellation of construction plans as a result of major changes in the operating environment or unforeseen circumstances could potentially have a material adverse effect on our results of operations.

(3) Global Warming

J-POWER has a large number of coal-fired thermal power plants, which emit relatively high amounts of carbon dioxide with respect to power output compared to power plants that use LNG and other fossil fuels. We have taken several initiatives to combat global warming both in Japan and overseas, but if the Japanese government establishes new regulations to achieve the greenhouse gas emission reduction targets in the Kyoto Protocol, which sets reduction targets for advanced countries and came into force in February 2005, this could potentially have a material adverse effect on our results of operations.

(4) New Electric Power Businesses and New Areas of Business

J-POWER is pursuing new initiatives both in Japan and overseas with the aim of creating new profit sources in new electric power businesses and new areas of business. However, these businesses may not generate the level of profits that we anticipate. Moreover, changes in our business plans or the suspension of operations could result in related expenses that could potentially have a material adverse effect on our results of operations. Overseas businesses also entail foreign exchange risk as well as country risk based on political instability and other factors.

(5) Raising Capital Funds

J-POWER expects it will need to raise a large amount of funds to build the Isogo New No. 2

thermal power plant and the Oma nuclear power plant, which are scheduled to commence operations during the next ten years. If we are unable to raise the required funds on acceptable terms and in a timely manner due to the condition of financial markets, the company's credit situation, or other factors at that time, then this could potentially have a material adverse effect on our business development and profitability.

(6) Oma Nuclear Power Plant Construction

J-POWER plans to steadily move forward with its plans to begin construction of the Oma nuclear power plant in August 2006 and commence operations in March 2012. However, any changes in our plans resulting from major changes in the operating environment or unforeseen circumstances could potentially affect our results of operations. Moreover, an accident either in Japan or overseas that causes society to lose confidence in nuclear power could potentially affect our construction plans.

Nuclear power generation entails risks associated with storing and handling radioactive material as well as risks common to other power generation facilities such as natural disasters and accidents. We will strive to avoid and mitigate these risks after commencing operations at the Oma nuclear power plant, but in the event that a risk factor occurs, it could potentially have a material adverse effect on our results of operations.

(7) Coal-Fired Thermal Power Plant Fuel

J-POWER's coal-fired thermal power plants use imported coal as their main source of fuel, and fuel costs are affected by price fluctuations. Coal prices are reflected in our electricity fees for EPCOs on a cost basis. These fees are generally revised every two years, though they are subject to annual revision if costs change significantly. As a result, fluctuations in coal prices have a limited impact on earnings.

(8) Natural Disasters and Accidents

Should a natural disaster, human error, terrorist activity, fuel supply stoppage, or other unforeseen circumstance result in major trouble at one of J-POWER's power plants, transmission or substation facilities, or with the information systems that control operations at these facilities, this could potentially hamper our business operations and consequently have a material adverse effect on the surrounding environment as well as our results of operations.

(9) Regulatory Requirements

J-POWER operates its mainstay wholesale power business in accordance with the regulations in the Electricity Utilities Industry Law. In addition to this law, our business operations are subject to a variety of other laws. If we are unable to comply with these laws and regulations, or if these laws and regulations are revised, this could potentially have a material adverse effect on our business operations and earnings.

(10)Concentrated on a Limited Number of Customers

Sales to EPCOs account for the majority of J-POWER's operating revenues. We expect EPCOs to remain our most important customers going forward, and accordingly, our earnings could potentially be affected by EPCOs' market share trends in the retail electricity market.

INTERIM CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of Sep. 30, 2005	As of Mar. 31, 2005	Increase / decrease	As of Sep. 30, 2004
(Assets)				
Property, Plant and Equipment	1,848,467	1,890,001	△ 41,533	1,912,397
Power plants	1,493,577	1,547,374	△ 53,797	1,586,238
Hydroelectric power production facilities	487,847	499,017	△ 11,169	502,075
Thermal power production facilities	651,256	686,072	△ 34,816	716,348
Internal combustion power generation facilities	17,733	10,071	7,662	10,374
Transmission facilities	265,110	276,661	△ 11,550	280,911
Transformation facilities	39,884	41,605	△ 1,720	42,872
Communication facilities	9,373	9,985	△ 611	10,191
General facilities	22,370	23,961	△ 1,591	23,465
Other property, plant & equipment	26,278	27,877	△ 1,598	27,715
Construction in progress	177,331	170,613	6,718	166,031
Investments and other assets	151,279	144,135	7,144	132,412
Long-term investments	100,201	95,031	5,169	83,488
Deferred tax assets	46,964	46,150	813	46,116
Other investments	4,114	2,954	1,160	2,882
Allowance for doubtful accounts	△ 0	△ 1	0	△ 74
Current assets	148,516	131,654	16,861	136,827
Cash and bank deposits	37,805	30,351	7,453	21,140
Notes and accounts receivable	56,696	52,150	4,546	53,076
Short-term investments	739	1,551	△ 811	7,942
Inventories	17,287	13,158	4,128	18,184
Deferred tax assets	5,220	5,083	136	5,143
Other current assets	30,767	29,383	1,384	31,344
Allowance for doubtful accounts	△ 0	△ 24	24	△ 5
Total assets	1,996,984	2,021,655	△ 24,671	2,049,225

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of Sep. 30, 2005	As of Mar. 31, 2005	Increase / decrease	As of Sep. 30, 2004
(Liabilities, Minority Interests and Shareholders' Equity)				
Long-term liabilities	1,273,296	1,286,912	△ 13,615	1,454,881
Bond	571,834	591,171	△ 19,337	734,501
Long-term loans	642,380	639,929	2,451	665,609
Accrued employee retirement benefits	45,606	45,729	△ 123	48,914
Other allowances	387	460	△ 73	393
Deferred tax liabilities	585	314	270	292
Other long-term liabilities	12,503	9,307	3,196	5,169
Current liabilities	310,500	340,405	△ 29,904	208,790
Current portion of long-term debt and other	95,061	111,163	△ 16,102	95,321
Short-term loans	44,200	50,750	△ 6,550	45,828
Commercial paper	106,000	105,000	1,000	—
Notes and accounts payable	8,946	11,053	△ 2,107	6,714
Income and other taxes payable	23,208	21,783	1,424	24,010
Other allowances	318	90	228	81
Other current liabilities	32,766	40,562	△ 7,796	36,832
Reserves under special laws	1,725	1,798	△ 73	1,218
Reserve for fluctuation in water levels	1,725	1,798	△ 73	1,218
Total liabilities	1,585,522	1,629,115	△ 43,593	1,664,890
Minority interests	1,089	1,212	△ 123	1,178
(Shareholders' equity)				
Common stock	152,449	152,449	—	152,449
Capital surplus	81,849	81,849	—	81,849
Retained earnings	167,137	152,121	15,016	146,165
Unrealized gain on other securities	8,953	6,207	2,745	4,904
Foreign currency translation adjustments	△ 15	△ 1,299	1,284	△ 2,212
Treasury stock	△ 2	△ 1	△ 1	—
Total shareholders' equity	410,371	391,327	19,044	383,156
Total Liabilities, Minority Interests and Shareholders' Equity	1,996,984	2,021,655	△ 24,671	2,049,225

(Note) Figures less than one million yen have been rounded off.

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(Unit: millions of yen)

	Six months ended Sep.30, 2005	Six months ended Sep.30, 2004	Increase / decrease	Year ended Mar. 31, 2005
(Revenues)				
Operating revenues	305,417	291,892	13,524	594,375
Electric power	287,175	276,817	10,357	547,960
Other	18,241	15,074	3,167	46,414
Non-operating revenues	2,800	2,076	724	3,880
Dividend income	1,341	808	533	1,241
Interest income	328	391	△ 62	846
Equity income of affiliates	386	87	298	—
Other	744	788	△ 44	1,792
Total Ordinary Revenues	308,217	293,968	14,249	598,255
(Expenses)				
Operating expenses	250,910	221,374	29,536	482,489
Electric power	230,531	202,940	27,591	431,678
Other	20,378	18,434	1,944	50,810
(Operating income)	(54,506)	(70,518)	(△ 16,011)	(111,885)
Non-operating expenses	19,072	26,846	△ 7,773	58,673
Interest expenses	17,296	24,290	△ 6,994	50,881
Investment loss on equity method	—	—	—	1,311
Other	1,775	2,555	△ 779	6,479
Total Ordinary Expenses	269,982	248,220	21,762	541,162
Ordinary income	38,235	45,748	△ 7,512	57,093
(Provision for) reversal of reserve for fluctuation in water levels	△ 73	528	△ 602	1,108
Income before income taxes and minority interests	38,308	45,219	△ 6,910	55,984
Income taxes - current	16,814	17,429	△ 615	22,909
Income taxes - deferred	△ 2,244	△ 1,807	△ 436	△ 2,511
Minority interests or losses	△ 51	△ 7	△ 44	27
Net income	23,790	29,604	△ 5,814	35,559

(Note) Figures less than one million yen have been rounded off.

INTERIM CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Unit: millions of yen)

	Six months ended Sep.30, 2005	Six months ended Sep.30, 2004	Year ended Mar. 31, 2005
(Capital surplus)			
Capital surplus at beginning of year	81,849	81,849	81,849
Capital surplus at end of interim period	81,849	81,849	81,849
(Retained earnings)			
Retained earnings at beginning of year	152,121	123,213	123,213
Increase in retained earnings	23,977	29,914	35,870
Net income	23,790	29,604	35,559
Increase in retained earnings due to increase in consolidated subsidiaries	—	137	137
Increase due to the addition of affiliates accounted for by the equity method	187	173	173
Decrease in retained earnings	8,960	6,962	6,962
Dividends	8,328	5,410	5,410
Bonuses to directors and statutory auditors	162	132	132
Decrease in retained earnings due to increase in consolidated subsidiaries	400	1,420	1,420
Decrease due to the addition of affiliates accounted for by the equity method	69	—	—
Retained earnings at end of period	167,137	146,165	152,121

(Note) Figures less than one million yen have been rounded off.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unit: millions of yen)

	Six months ended Sep.30, 2005	Six months ended Sep.30, 2004	Increase / Decrease	Year ended Mar. 31, 2005
Cash flows from operating activities:				
Income before income taxes and minority interests	38,308	45,219	△ 6,910	55,984
Depreciation	67,154	61,763	5,391	125,339
Loss on impairment of fixed assets	123	1,848	△ 1,725	1,959
Loss on disposal of property, plant and equipment	621	1,651	△ 1,029	3,748
(Decrease) increase in accrued employee's retirement benefits	△ 123	△ 631	508	△ 3,817
(Decrease)increase in reserve for fluctuation in water levels	△ 73	528	△ 602	1,108
Interest and dividends	△ 1,670	△ 1,200	△ 470	△ 2,087
Interest expenses	17,296	24,290	△ 6,994	50,881
Increase in notes and accounts receivable	△ 2,621	△ 1,098	△ 1,523	△ 2,874
Increase in inventories	△ 4,220	△ 6,527	2,307	△ 1,471
(Decrease)increase in notes and accounts payable	△ 10,781	△ 11,503	722	1,151
Investment loss (profit) on equity method	△ 386	△ 87	△ 298	1,311
Others	5,203	△ 3,691	8,895	6,808
Sub-total	108,833	110,562	△ 1,728	238,042
Interest and dividends received	1,579	859	719	1,857
Interest paid	△ 18,529	△ 25,057	6,527	△ 51,940
Income taxes paid	△ 14,546	△ 7,217	△ 7,328	△ 15,322
Net cash provided by operating activities	77,335	79,147	△ 1,811	172,637
Cash flows from investing activities:				
Payments for purchase of property, plant and equipment	△ 22,048	△ 18,709	△ 3,338	△ 57,825
Proceeds from constructions grants	4,467	1,860	2,607	4,386
Proceeds from sales of property, plant and equipment	1,003	276	727	543
Payments for investments and advances	△ 5,508	△ 2,730	△ 2,778	△ 19,952
Proceeds from collections of investments and advances	1,392	1,049	343	13,678
Proceeds from cash and cash equivalents due to inclusion in consolidation	−	8	△ 8	8
Others	△ 1,789	△ 1,306	△ 483	△ 1,424
Net cash used in investing activities	△ 22,483	△ 19,552	△ 2,930	△ 60,586
Cash flows from financing activities:				
Proceeds from issuance of bonds	99,584	−	99,584	89,952
Redemption of bonds	△ 135,420	△ 60,250	△ 75,170	△ 279,910
Proceeds from long-term loans	21,187	70,135	△ 48,947	73,600
Repayment of long-term loans	△ 19,262	△ 37,520	18,258	△ 64,497
Proceeds from short-term loans	72,853	84,258	△ 11,405	198,485
Repayment of short-term loans	△ 79,504	△ 79,598	93	△ 188,902
Proceeds from issuance of commercial paper	291,997	122,999	168,998	348,994
Redemption of commercial paper	△ 291,000	△ 163,000	△ 128,000	△ 284,000
Dividends paid	△ 8,307	△ 5,410	△ 2,896	△ 5,410
Dividends paid to minority interests	△ 71	△ 108	36	△ 108
Others	△ 1	−	△ 0	△ 1
Net cash used in financing activities	△ 47,942	△ 68,494	20,551	△ 111,798
Foreign currency translation adjustments on cash and cash equivalents	196	△ 40	237	17
Net (decrease) increase in cash and cash equivalents	7,106	△ 8,940	16,047	270
Cash and cash equivalents at beginning of year	30,221	27,673	2,547	27,673
Increase in cash from the addition of consolidated subsidiaries	346	2,276	△ 1,929	2,276
Cash and cash equivalents at end of the period	37,674	21,010	16,664	30,221

(Note) Figures less than one million yen have been rounded off.

Segment Information

(1)Business Segments

[Six months ended Sep.30, 2005] (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues					
Sales					
(1) Sales to customers	287,175	18,241	305,417	–	305,417
(2) Intersegment sales					
Sales and transfers	669	94,328	94,998	(94,998)	–
Total sales	287,845	112,570	400,415	(94,998)	305,417
Operating expenses	238,893	107,824	346,717	(95,807)	250,910
Operating income	48,951	4,746	53,697	809	54,506

[Six months ended Sep.30, 2004] (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues					
Sales					
(1) Sales to customers	276,817	15,074	291,892	–	291,892
(2) Intersegment sales					
Sales and transfers	680	86,114	86,795	(86,795)	–
Total sales	277,498	101,189	378,687	(86,795)	291,892
Operating expenses	211,552	97,612	309,165	(87,791)	221,374
Operating income	65,945	3,576	69,522	995	70,518

[Year ended Mar.31, 2004] (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues					
Sales					
(1) Sales to customers	547,960	46,414	594,375	–	594,375
(2) Intersegment sales					
Sales and transfers	1,388	207,569	208,958	(208,958)	–
Total sales	549,348	253,984	803,333	(208,958)	594,375
Operating expenses	450,078	241,957	692,036	(209,547)	482,489
Operating income	99,270	12,026	111,296	589	111,885

(2)Geographic segments

Since the proportion of the Company's business that is conducted in Japan accounts for more than 90% of the Company's total revenues, geographic segment information is not presented.

(3)Overseas revenues

Overseas revenues are omitted because revenues from foreign countries account for less than 10% of the Company's total revenues.

Revenues and Expenses (Consolidated)

(Unit: millions of yen)

	Six months ended Sep. 30, 2005 (A)	Six months ended Sep. 30, 2004 (B)	(A) – (B)	(A / B)
	million yen	million yen	million yen	%
Operating revenues	305,417	291,892	13,524	104.6
Electric power operating revenues	287,175	276,817	10,357	103.7
Electric power sales to other companies	255,122	245,184	9,927	104.0
Wholesale power business	247,389	242,505	4,884	102.0
Hydro	70,610	72,772	△ 2,162	97.0
Thermal	176,779	169,732	7,047	104.2
Other electric power businesses	7,722	2,679	5,043	288.2
Transmission revenues	30,565	30,586	△ 21	99.9
Other electricity revenues	1,498	1,047	450	143.0
Other operating revenues	18,241	15,074	3,167	121.0
Non-operating revenues	2,800	2,076	724	134.9
Dividend income	1,341	808	533	165.9
Interest income	328	391	△ 62	83.9
Equity income of affiliates	386	87	298	442.6
Other	744	788	△ 44	94.4
Total Ordinary Revenues	308,217	293,968	14,249	104.8
Operating expenses	250,910	221,374	29,536	113.3
Electric power operating expenses	230,531	202,940	27,591	113.6
Personnel expenses	14,944	18,597	△ 3,653	80.4
Fuel cost	73,761	54,396	19,364	135.6
Repair expense	22,787	19,116	3,670	119.2
Consignment cost	14,069	15,621	△ 1,552	90.1
Taxes and duties	14,976	12,521	2,455	119.6
Depreciation and amortization cost	65,550	60,247	5,302	108.8
Other	24,441	22,438	2,003	108.9
Other operating expenses	20,378	18,434	1,944	110.5
Non-operating expenses	19,072	26,846	△ 7,773	71.0
Financial expenses	17,296	24,290	△ 6,994	71.2
Other	1,775	2,555	△ 779	69.5
Total Ordinary Expenses	269,982	248,220	21,762	108.8
Ordinary income	38,235	45,748	△ 7,512	83.6
(Provision for)reversal of reserve for fluctuation in water level	△ 73	528	△ 602	△13.9
Income before income taxes and minority interests	38,308	45,219	△ 6,910	84.7
Income taxes—current	16,814	17,429	△ 615	96.5
Income taxes – deferred	△ 2,244	△ 1,807	△ 436	124.2
Minority losses	△ 51	△ 7	△ 44	723.1
Net Income	23,790	29,604	△ 5,814	80.4

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity (Units: thousand kW)

	Six months ended Sep. 30, 2005 (A)	Six months ended Sep. 30, 2004 (B)	(A)-(B)
Wholesale power business	16,375	16,375	—
Hydroelectric	8,551	8,551	—
Thermal	7,824	7,824	—
Other electric power businesses(1)	482	320	162
Total	16,857	16,695	162

* (1) Operated by ITOIGAWA POWER Inc., Ichihara Power Co., Ltd., Bay Side Energy Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-shikamachi Wind Power Co.,Ltd.,Green Power Aso Co.,Ltd.,J-Wind TAHARA Ltd.,and Dream-Up Tomamae Co., Ltd.

(2) Electricity sales and revenues (Units: million kWh, million yen)

	Six months ended Sep. 30, 2005 (A)		Six months ended Sep. 30, 2004 (B)		(A)-(B)	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Wholesale power business	30,803	247,389	30,366	242,505	437	4,884
Hydroelectric	5,168	70,610	6,361	72,772	△ 1,193	△ 2,162
Thermal	25,635	176,779	24,005	169,732	1,630	7,047
Other electric power businesses(1)	804	7,722	268	2,679	536	5,043
Subtotal	31,607	255,112	30,634	245,184	973	9,927
Transmission	—	30,565	—	30,586	—	△ 21
Total	31,607	285,677	30,634	275,770	973	9,906

* (1) Operated by ITOIGAWA POWER Inc., Ichihara Power Co., Ltd., Bay Side Energy Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-shikamachi Wind Power Co., Ltd., Green Power Aso Co., Ltd., J-Wind TAHARA Ltd., Dream-Up Tomamae Co., Ltd., and Dream-Up Setana Co., Ltd.

(3) Result of water supply rate (Units: %)

	Six months ended Sep. 30, 2005 (A)	Six months ended Sep. 30, 2004 (B)	(A)-(B)
Water supply rate	92	113	△ 21

(Summary English translation)

Interim Non-Consolidated Financial Statements (Unaudited)

(for the Six Months Ended September 30, 2005)

November 7, 2005

Electric Power Development Co., Ltd. (J-POWER)
Address : 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange : Tokyo Stock Exchange 1st Section
Code No. : 9 5 1 3
(U R L http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Akira Takano, IR Group Leader, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211
Interim dividends system : Yes
Adoption of the unit stock system : Yes (unit : 100 shares)

1. Business Performance (From April 1, 2005 to September 30, 2005)

(1)Results of Operations (Rounded down to the nearest million yen)

	Operating Revenues	Operating Income	Ordinary Income
	Unit: million yen %	Unit: million yen %	Unit: million yen %
Six months ended Sep.30, 2005	282,674 (2.2)	48,706 (△26.2)	33,006 (△22.5)
Six months ended Sep.30, 2004	276,709 (5.2)	66,017 (△ 8.9)	42,610 (54.9)
Year ended Mar.31, 2005	546,702	98,738	47,415

	Net Income	Net Income per Share
	Unit: million yen %	yen
Six months ended Sep.30, 2005	21,348 (△24.4)	153.80
Six months ended Sep.30, 2004	28,233 (60.8)	203.40
Year ended Mar.31, 2005	31,266	224.89

(Notes)

① Average number of shares outstanding :
Six months ended Sep.30, 2005 : 138,807,357 shares
Six months ended Sep.30, 2004 : 138,808,000 shares
Year ended Mar.31, 2005 : 138,807,912 shares

② Changes in accounting methods : Yes (Change in the method of depreciation of fixes assets in the electric power business.)

③ Figures in brackets are changes in percentage from the previous periods.

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
	yen	yen
Six months ended Sep.30, 2005	30.00	———
Six months ended Sep.30, 2004	———	———
Year ended Mar.31, 2005	———	60.00

(3)Financial Position (Rounded down to the nearest million yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Unit: million yen	Unit: million yen	%	yen
Six months ended Sep.30, 2005	1,918,127	385,780	20.1	2,779.25
Six months ended Sep.30, 2004	1,969,920	365,801	18.6	2,635.31
Year ended Mar.31, 2005	1,949,660	370,137	19.0	2,666.19

(Notes)

①Number of shares outstanding :
Six months ended Sep.30, 2005 : 138,807,201 shares
Six months ended Sep.30, 2004 : 138,808,000 shares
Year ended Mar.31, 2005 : 138,807,519 shares

②Number of treasury stock :

Six months ended Sep.30, 2005 : 799 shares
Six months ended Sep.30, 2004 : — shares
Year ended Mar.31, 2005 : 481 shares

2 . Forecast for the Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income	Dividends per Share	
				Year-end	
Annual	Unit : million yen 554,000	Unit : million yen 43,000	Unit : million yen 28,000	yen 30.00	yen 60.00

(Reference) Projected net income per share (Annual) : 201.72 yen

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

INTERIM NON-CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of Sep.30, 2005	As of Mar. 31, 2005	Increase / decrease	As of Sep.30, 2004
(Assets)				
Property, Plant and Equipment	1,816,140	1,856,227	△ 40,087	1,872,752
Power plants	1,483,918	1,545,226	△ 61,308	1,589,195
Hydroelectric power production facilities	483,698	494,625	△ 10,926	503,257
Thermal power production facilities	657,131	691,781	△ 34,650	722,048
Transmission facilities	269,057	280,726	△ 11,669	284,847
Transformation facilities	40,974	42,733	△ 1,759	43,930
Communication facilities	10,079	10,748	△ 669	10,956
General facilities	22,976	24,609	△ 1,633	24,155
Incidental business-related property, plant & equipment	425	399	26	170
Non-operating property, plant & equipment	1,553	513	1,040	337
Construction in progress	178,910	174,187	4,722	166,131
Investments and other assets	151,333	135,901	15,431	116,917
Long-term investments	47,194	43,186	4,727	39,381
Long-term investments in affiliated Companies	72,421	63,263	9,158	48,495
Long-term prepaid expenses	3,055	2,730	325	2,707
Deferred tax assets	27,941	26,721	1,220	26,333
Current assets	101,987	93,432	8,554	97,168
Cash and bank deposits	9,259	7,505	1,753	4,092
Accounts receivable	53,009	47,207	5,801	49,861
Accrued income	4,188	6,667	△ 2,479	3,424
Short-term investments	—	—	—	7,771
Inventories	15,256	11,999	3,256	13,667
Prepaid expenses	4,210	1,122	3,088	4,764
Short-term loans to affiliated Companies	3,583	7,142	△ 3,559	2,869
Deferred tax assets	3,076	3,346	△ 269	2,696
Other current assets	9,402	8,440	962	8,020
Total assets	1,918,127	1,949,660	△ 31,533	1,969,920

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of Sep.30, 2005	As of Mar. 31, 2005	Increase / decrease	As of Sep.30, 2004
(Liabilities)				
Long-term liabilities	1,239,454	1,253,566	△ 14,111	1,422,425
Bond	571,834	591,171	△ 19,337	734,501
Long-term loans	621,702	619,495	2,206	646,048
Long-term accrued liabilities	961	956	5	1,014
Accrued employee retirement benefits	34,231	34,409	△ 177	37,423
Other long-term liabilities	10,725	7,533	3,191	3,438
Current liabilities	291,167	324,157	△ 32,990	180,474
Current portion of long-term debt and other	91,934	107,593	△ 15,658	92,436
Short-term loans	43,000	47,000	△ 4,000	44,000
Commercial paper	106,000	105,000	1,000	–
Accounts payable	3,438	3,446	△ 8	2,429
Accrued accounts	3,029	4,309	△ 1,279	1,074
Accrued expenses	7,786	10,994	△ 3,207	8,878
Income and other taxes payable	20,260	18,708	1,552	21,648
Deposits received	311	236	74	290
Short-term debt to affiliated companies	11,493	24,857	△ 13,363	8,100
Advances received	567	399	167	582
Other current liabilities	3,344	1,610	1,733	1,033
Reserves under special laws	1,725	1,798	△ 73	1,218
Reserve for fluctuation in water levels	1,725	1,798	△ 73	1,218
Total liabilities	1,532,347	1,579,522	△ 47,175	1,604,119
(Shareholders' equity)				
Common stock	152,449	152,449	–	152,449
Capital surplus	81,852	81,852	–	81,852
Additional paid-in capital	81,852	81,852	–	81,852
Retained earnings	142,948	129,979	12,969	126,946
Legal reserve	6,029	6,029	–	6,029
Voluntary reserve	94,897	74,887	20,009	74,887
Reserve for loss from overseas investment, etc.	56	51	5	51
Reserve for special disaster	19	14	4	14
Exchange-fluctuation preparation reserve	1,960	1,960	–	1,960
General reserve	92,861	72,861	20,000	72,861
Unappropriated retained earnings at the end of the term	42,022	49,062	△ 7,040	46,029
Unrealized gain on securities	8,532	5,858	2,674	4,553
Treasury stock	△ 2	△ 1	△ 1	–
Total shareholders' equity	385,780	370,137	15,642	365,801
Total Liabilities and Shareholders' Equity	1,918,127	1,949,660	△ 31,533	1,969,920

(Note) Figures less than one million yen have been rounded off.

INTERIM NON-CONSOLIDATED PROFIT AND LOSS STATEMENT

(Unit: millions of yen)

	Six months ended Sep.30, 2005	Six months ended Sep.30, 2004	Increase / decrease	Year ended Mar. 31, 2005
Ordinary revenues				
Operating revenues	282,674	276,709	5,965	546,702
Electric power	280,107	274,819	5,287	540,665
Electric power sales to other companies	247,389	242,505	4,884	476,335
Transmission revenues	30,565	30,586	△ 21	61,194
Other electricity revenues	2,152	1,727	424	3,136
Incidental business revenues	2,567	1,889	678	6,037
Consulting business	737	1,061	△ 324	3,375
Coal sales business	1,715	764	950	2,473
Other incidental business	114	63	51	188
Non-operating revenues	2,584	2,188	396	3,871
Financial revenues	2,266	1,910	356	2,683
Dividend income	1,876	1,545	330	1,841
Interest income	390	364	25	842
Non-business revenues	317	277	39	1,187
Gain on sale of fixed assets	21	7	13	16
Other	296	270	26	1,171
Total ordinary revenues	285,259	278,897	6,361	550,573
Ordinary expenses				
Operating expenses	233,968	210,691	23,276	447,964
Electric power	231,598	209,193	22,405	442,754
Hydroelectric power production expenses	33,161	27,673	5,487	68,883
Thermal power production expenses	147,650	127,767	19,882	262,271
Transmission expenses	18,897	14,819	4,077	32,391
Transformation expenses	3,226	3,783	△ 556	7,577
Selling expenses	594	411	182	948
Communication expenses	2,430	2,330	100	5,384
General and administrative expenses	21,984	28,819	△ 6,834	58,229
Enterprise tax	3,654	3,587	66	7,067
Incidental business expenses	2,369	1,497	871	5,210
Consulting business	540	783	△ 243	2,629
Coal sales business	1,686	610	1,076	2,315
Other incidental business	141	103	38	264
(Operating income)	(48,706)	(66,017)	(△ 17,311)	(98,738)
Non-operating expenses	18,284	25,595	△ 7,311	55,193
Financial expenses	17,428	24,073	△ 6,644	51,044
Interest expenses	17,013	24,073	△ 7,059	50,374
Amortization of bond issue expenses	393	—	393	621
Amortization of bond issue discount	22	—	22	48
Non-business expenses	855	1,522	△ 667	4,149
Loss on sale of fixed assets	0	23	△ 23	23
Other	855	1,499	△ 643	4,126
Total ordinary expenses	252,252	236,287	15,965	503,158
Ordinary income	33,006	42,610	△ 9,603	47,415
(Provision for) reversal of reserve for fluctuation in water levels	△ 73	528	△ 602	1,108
Income before income taxes	33,079	42,081	△ 9,001	46,306
Income taxes - current	14,186	15,186	△ 1,000	18,151
Income taxes - deferred	△ 2,454	△ 1,339	△ 1,114	△ 3,111
Net income	21,348	28,233	△ 6,885	31,266
Retained earnings brought from previous term	20,673	17,190	3,483	17,190
Unappropriated retained earnings	42,022	46,029	△ 4,007	49,062

(Note) ① Figures less than one million yen have been rounded off.
②Unappropriated retained earnings at the six months ended September 30, 2004 and the year ended March 31,2005 includes 604 million yen in unappropriated retained earnings at Denpatsu Holding Company Ltd., which was absorbed on April 1,2004.

Interim Dividends

We resolved concerning payment of interim dividends for the 54th fiscal year by the Board of Directors held today as follows:

Total amount of the interim dividends	4,164 million yen (30 yen per share)
The date when the right of claim to pay comes into effect and the date when the payment starts	December 1, 2005

Revenues and Expenses (Non-Consolidated)

	Six months ended Sep.30 2005 (A)	Six months ended Sep.30 2004 (B)	(A) - (B)	(A/B)	Percentage of total (A)	Percentage of total (B)
	million yen	million yen	million yen	%	%	%
Ordinary revenues						
Operating revenues	282,674	276,709	5,965	102.2	99.1	99.2
Electric power sales to other companies	247,389	242,505	4,884	102.0	86.7	86.9
Hydro	70,610	72,772	△2,162	97.0	24.7	26.1
Thermal	176,779	169,732	7,047	104.2	62.0	60.8
Transmission revenues	30,565	30,586	△21	99.9	10.7	11.0
Other electricity revenues	2,152	1,727	424	124.5	0.8	0.6
Incidental business revenues	2,567	1,889	678	135.9	0.9	0.7
Non-operating revenues	2,584	2,188	396	118.1	0.9	0.8
Total	285,259	278,897	6,361	102.3	100.0	100.0
Ordinary expenses						
Operating expenses	233,968	210,691	23,276	111.0	92.8	89.2
Personnel expenses	14,928	18,628	△3,700	80.1	5.9	7.9
Fuel cost	71,419	54,855	16,564	130.2	28.3	23.2
Repair expense	24,511	21,018	3,493	116.6	9.7	8.9
Taxes and duties	14,687	15,041	△353	97.6	5.8	6.4
Depreciation and amortization cost	65,248	60,951	4,296	107.0	25.9	25.8
Other	40,802	38,698	2,104	105.4	16.2	16.4
Incidental business expenses	2,369	1,497	871	158.2	1.0	0.6
Non-operating expenses	18,284	25,595	△7,311	71.4	7.2	10.8
Financial expenses	17,428	24,073	△6,644	72.4	6.9	10.2
Other	855	1,522	△667	56.2	0.3	0.6
Total	252,252	236,287	15,965	106.8	100.0	100.0
Ordinary income	33,006	42,610	△9,603	77.5		
(Provision for) reversal of reserve for fluctuation in water levels	△73	528	△602	△13.9		
Income before income taxes	33,079	42,081	△9,001	78.6		
Income taxes	11,731	13,847	△2,115	84.7		
current	14,186	15,186	△1,000	93.4		
deferred	△2,454	△ 1,339	△1,114	183.2		
Net Income	21,348	28,233	△6,885	75.6		

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity (Units : thousand kW)

	Six months ended Sep.30, 2005 (A)	Six months ended Sep.30, 2004 (B)	(A)-(B)
Hydroelectric	8,551	8,551	—
Thermal	7,824	7,824	—
Total	16,375	16,375	—

(2) Electricity sales and revenues (Units: million kWh, million yen)

	Six months ended Sep.30, 2005 (A)		Six months ended Sep.30, 2004 (B)		(A)-(B)	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Hydroelectric	5,168	70,610	6,361	72,772	△1,193	△2,162
Thermal	25,635	176,779	24,005	169,732	1,630	7,047
Subtotal	30,803	247,389	30,366	242,505	437	4,884
Transmission	—	30,565	—	30,586	—	△21
Total	30,803	277,954	30,366	273,091	437	4,863

(3) Results of water supply rate (Units: %)

	Six months ended Sep.30, 2005 (A)	Six months ended Sep.30, 2004 (B)	(A)-(B)
Water supply rate	92	113	△ 21

(Summary English translation)

October 6, 2005

Electric Power Development Co., Ltd.

Announcement on an issue of Electric Power Development Co., Ltd.'s 14th corporate bond (10-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with Daiwa Securities SMBC Co. Ltd. and Nikko Citigroup Limited, acting as Joint Lead Managers, in connection with the J-POWER's 14th corporate bonds.

The terms of the issue are as follows:

The terms of the issue

1. Name of the bond	Electric Power Development Co., Ltd. 14th Domestic Unsecured Straight Corporate Bond (with negative pledge clause)
2. Aggregate amount	30 billion Yen
3. Date of issue	October 20, 2005
4. Coupon rate	1.56% of par value per annum
5. Issue price	99.99 yen per par value of 100 yen
6. Interest payment date	Every March 20 and September 20
7. Redemption date	September 18, 2015 (10-year period: bullet maturity)
8. Denomination value	100 million yen
9. Schedule	
Announcement date	October 6, 2005(Thu)
Offering period	October 6, 2005(Thu)
Payment due date	October 20, 2005(Thu)

(Summary English translation)

October 6, 2005

Electric Power Development Co., Ltd.

Announcement on an issue of Electric Power Development Co., Ltd.'s 15th corporate bond (20-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with Daiwa Securities SMBC Co. Ltd. and Nikko Citigroup Limited, acting as Joint Lead Managers, in connection with the J-POWER's 15th corporate bonds.
The terms of the issue are as follows:

The terms of the issue

1. Name of the bond	Electric Power Development Co., Ltd. 15th Domestic Unsecured Straight Corporate Bond (with negative pledge clause)
2. Aggregate amount	20 billion Yen
3. Date of issue	October 20, 2005
4. Coupon rate	2.11% of par value per annum
5. Issue price	99.88 yen per par value of 100 yen
6. Interest payment date	Every March 20 and September 20
7. Redemption date	September 19, 2025 (20-year period: bullet maturity)
8. Denomination value	100 million yen
9. Schedule	
Announcement date	October 6, 2005(Thu)
Offering period	October 6, 2005(Thu)
Payment due date	October 20, 2005(Thu)